Exhibit 99.1

360 DigiTech Announces First Quarter 2021 Unaudited Financial Results

Shanghai, May 27, 2021, 360 DigiTech, Inc. (QFIN) (“360 DigiTech” or the “Company”), a data driven, technology empowered digital platform, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Business Highlights

•	As of March 31, 2021, our digital platform has connected 105 financial institutional partners and 169.1 million consumers*1 with potential credit needs, cumulatively, an increase of 19.4% from 141.6 million a year ago.

•	Users with approved credit lines*2 was 32.7 million as of March 31, 2021, an increase of 25.1% from 26.1 million as of March 31, 2020.

•	Cumulative borrowers with successful drawdown, including repeat borrowers was 21.0 million as of March 31, 2021, an increase of 24.9% from 16.8 million as of March 31, 2020.

•	As of March 31, 2021, we had cooperated with 17 leading internet traffic platforms under the embedded finance (API) model, reaching 5.3 million potential customers cumulatively.

•	In the first quarter of 2021, financial institutional partners originated 23,347,135 loans*3, totaling RMB74,149 million*4, an increase of 40.4% from RMB52,807 million in the same period of 2020.

•	Out of those loans originated by financial institutions, RMB37,245 million was under capital-light model and other technology solutions, representing 50.2% of the total, an increase of 211.9% from RMB11,941 million in the same period of 2020.

•	Financial institutional partners retained total outstanding loan balance*5 of RMB101,920 million as of March 31, 2021, an increase of 37.5% from RMB74,125 million as of March 31, 2020.

•	RMB42,775 million of such loan balance was under capital-light model and other technology solutions, an increase of 159.0% from RMB16,515 million as of March 31, 2020.

•	Financial institutions granted approximately RMB5.8 billion credit lines to small and micro-sized enterprises (SMEs)*6 through our platform in the first quarter of 2021, an increase of 67% from approximately RMB3.5 billion in the prior quarter.

•	The weighted average contractual tenor of loans originated by financial institutions across our platform in the first quarter of 2021 was approximately 10.17 months, compared with 8.96 months in the same period of 2020, and 10.41 months in the fourth quarter of 2020.

•	90 day+ delinquency ratio*7 of loans originated by financial institutions across our platform was 1.29% as of March 31, 2021.

•	Repeat borrower contribution*8 of loans originated by financial institutions across our platform for the first quarter of 2021 was 87.1%.

1 Refers to cumulative registered users across our platform.

2 “Users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line by the Company at the end of each period.

3 Including 11,313,267 loans across “V-pocket”, and 12,033,868 loans across other products.

4 Refers to the total principal amount of loans facilitated and originated during the given period, including loans volume facilitated through Intelligence Credit Engine (“ICE”) and other technology solutions. “ICE” is an open platform on our “360 Jietiao” APP, we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans facilitated through “ICE”, the Company do not provide post-loan risk management nor bear principal risk.

5 “Total outstanding loan balance” refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, including loan balance for “ICE” and other technology solutions, excluding loans delinquent for more than 180 days.

6 SME loans are Loans issued to SMEs with e-commerce operations, with business sales receipt, and/or with business taxation record.

7 “90 day+ delinquency ratio” refers to the outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” and other technology solutions are not included in the delinquency rate calculation.

8 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation and origination volume through our platform during that period.

1/12

First Quarter 2021 Financial Highlights

•	Total net revenue increased by 13.1% to RMB3,599.2 million (US$549.3 million) from RMB3,182.9 million in the same period of 2020.

•	Income from operations increased by 745.7% to RMB1,557.8 million (US$237.8 million) from RMB184.2 million in the same period of 2020.

•	Non-GAAP*9 income from operations increased by 533.0% to RMB1,617.3 million (US$246.9 million) from RMB255.5 million in the same period of 2020.

•	Operating margin was 43.3%. Non-GAAP operating margin was 44.9%.

•	Net income increased by 635.4% to RMB1,347.2 million (US$205.6 million) from RMB183.2 million in the same period of 2020.

•	Non-GAAP net income increased by 452.8% to RMB1,406.8 million (US$214.7 million) from RMB254.5 million in the same period of 2020.

•	Net income margin was 37.4%. Non-GAAP net income margin was 39.1%.

9 Non-GAAP income from operations (Adjusted Income from operations), Non-GAAP net income (Adjusted net income), Non-GAAP operating margin and Non-GAAP net income margin are non-GAAP financial measures. For more information on this non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned "Unaudited Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

Mr. Haisheng Wu, Chief Executive Officer and Director of 360 DigiTech, commented, “We are very pleased to report a great quarter that exceeded our expectations across multiple fronts of operations. During the quarter, financial institutions originated record setting RMB74.1 billion loans, up 40% year-on-year. More importantly, we made significant progress in technology driven strategic transition and upgrading. During the quarter, over 50% of the loans was facilitated under the capital-light model and other technology solutions *10, exceeding our initial target by a wide margin. This marked a milestone of fundamental change to the nature of our business, from capital driven to technology driven.

“As of March 31, 2021 our embedded finance model gained further popularity among our business partners with 17 leading traffic platforms on board, contributing over 35% of new customer acquisition. On the SME front, we have ramped the operations rapidly with 67% sequential growth as both online and offline channels gained meaningful traction. Our unique owner + SME “dual core” risk management models have performed exceptionally well thus far, ensuring better than expected return in our SME operations. Our strategic collaboration with Kincheng Bank of Tianjin Co., Ltd. (“KCB”) also progressed faster than planned. KCB has already become the largest institution partner in terms of loan facilitation volume.

“We are very excited to start 2021 with a big bang! As macro economy in China continues to recover, we have experienced robust customer demand and further improvement in asset quality. We also believe recent regulatory actions will ultimately provide additional regulatory clarity for the leading platforms like us and pave the way for a healthy and consolidated industry. As our strategic initiatives achieved outstanding results across our operations, we further position ourselves to become one of the premium digital platforms in the long run. We feel more confident and thrilled than ever.”

“We are very pleased to report another quarter of record profitability in a seasonally slow period. Total revenue was RMB3.60 billion and non-GAAP net income reached RMB1.41 billion. The strong financial performance was driven by better than expected macro recovery, solid contribution from our business initiatives, and consistent executions,” Mr. Alex Xu, Chief Financial Officer, commented. “Continued improvement in asset quality and increased contribution from capital light model also drove noticeable improvement in operating margins for the quarter. At the end of the quarter we had approximately RMB9.2 billion in cash and cash equivalent on the balance sheet, of which approximately RMB6.0 billion was non-restricted. We are off to a robust start in 2021 and the strong momentum continues into the current quarter, which gives us increased confidence to exceed our operational targets for 2021.”

Mr. Yan Zheng, Chief Risk Officer, added, “Our key risk management metrics continued to set new record during the quarter as overall asset quality continued to improve. Among the key leading indicators, Day-1 delinquency*11 decreased to approximately 5.0% in the first quarter, a new low in our corporate history. Meanwhile the 30-day collection rate*12 continued to stay above 90%. As we continue to take prudent approach in overall risk management operations, the effectiveness of our systems should enable us to support a faster growth of business while maintaining outstanding overall asset quality throughout 2021.”

10 "We've used mainly data technology tools and AI risk management systems in the process of providing such services as loan facilitation, post-facilitation and borrowers' referral to our customers. Revenue from these technology powered services amount to 52% of our total net revenue. "

11 "D1 delinquency rate" is defined as (i) the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that was due for repayment as of such date.

12 "M1 collection rate" is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as a specified date, divided by (ii) the total amount of principal that became overdue as a specified date.

2/12

First Quarter 2021 Financial Results

Total net revenues was RMB3,599.2 million (US$549.3 million), compared to RMB3,182.9 million in the same period of 2020, and RMB3,337.5 million in the prior quarter.

Net revenue from Credit Driven Services was RMB2,451.3 million (US$374.1 million), compared to RMB2,810.1 million in the same period of 2020, and RMB2,557.1 million in the prior quarter.

Loan facilitation and servicing fees-capital heavy were RMB724.3 million (US$110.6 million), compared to RMB1,167.1 million in the same period of 2020 and RMB854.8 million in the prior quarter. The year-over-year and sequential declines were primarily due to decrease in facilitation volume under capital-heavy model.

Financing income*13 was RMB409.4 million (US$62.5 million), compared to RMB609.4 million in the same period of 2020 and RMB415.9 million in the prior quarter. The year-over-year and sequential declines were primarily due to decrease in outstanding balance of on-balance sheet loans.

Revenue from releasing of guarantee liabilities was RMB1,295.4 million (US$197.7 million), compared to RMB1,006.2 million in the same period of 2020, and RMB1,251.6 million in the prior quarter. The year-over-year growth was mainly due to increase in outstanding balance of capital-heavy loans.

Other services fees were RMB22.2 million (US$3.4 million), compared to RMB27.4 million in the same period of 2020, and RMB34.8 million in the prior quarter. The year-over-year and sequential declines were primarily due to fluctuation of late payment fees.

Net revenue from Platform Services was RMB1,147.9 million (US$175.2 million), compared to RMB372.8 million in the same period of 2020 and RMB780.4 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB993.9 million (US$151.7 million), compared to RMB303.6 million in the same period of 2020 and RMB681.1 million in the prior quarter. The year-over-year and sequential growth was primarily due to growth in loan facilitation volume under capital-light model.

Referral services fees were RMB126.3 million (US$19.3 million), compared to RMB54.6 million in the same period of 2020 and RMB78.2 million in the prior quarter. The year-over-year and sequential increases were in part due to the facilitation volume growth through ICE.

Other services fees were RMB27.6 million (US$4.2 million), compared to RMB14.7 million in the same period of 2020 and RMB21.1 million in the prior quarter. The year-over-year and sequential increases were mainly due to growth in late payment fees as loan facilitation volume under capital-light model increased.

Total operating costs and expenses were RMB2,041.4 million (US$311.6 million), compared to RMB2,998.7 million in the same period of 2020 and RMB2,096.1 million in the prior quarter.

Facilitation, origination and servicing expenses were RMB477.8 million (US$72.9 million), compared to RMB347.7 million in the same period of 2020 and RMB444.5 million in the prior quarter. The year-over-year and sequential increases was primarily due to growth in loan facilitation and origination volume.

Funding costs were RMB79.1 million (US$12.1 million), compared to RMB158.6 million in the same period of 2020 and RMB131.4 million in the prior quarter. The year-over-year and sequential declines were mainly due to increase in volume of loans funded by ABS and microcredit with lower funding costs.

Sales and marketing expenses were RMB385.0 million (US$58.8 million), compared to RMB223.0 million in the same period of 2020 and RMB316.4 million in the prior quarter. The year-over-year and sequential increases were mainly due to a much more proactive customer acquisition strategy, and reflected higher online user acquisition costs as overall business activities continued to expand in China.

3/12

General and administrative expenses were RMB104.5 million (US$15.9 million), compared to RMB108.7 million in the same period of 2020 and RMB135.3 million in the prior quarter. The year-over-year and sequential declines were due to decreases in share based compensations and our continued effort to improve operational efficiency.

Provision for loans receivable was RMB134.9 million (US$20.6 million), compared to RMB307.3 million in the same period of 2020 and RMB105.5 million in the prior quarter. The year-over-year decline was mainly due to continued improvement in asset quality. The sequential increase reflects the Company’s consistently prudent approach in assessing provisions.

Provision for financial assets receivable was RMB45.1 million (US$6.9 million), compared to RMB93.7 million in the same period of 2020 and RMB57.5 million in the prior quarter. The year-over-year and sequential declines were in part due to decrease in facilitation volume under capital-heavy model.

Provision for accounts receivable and contract assets was RMB56.4 million (US$8.6 million), compared to RMB57.0 million in the same period of 2020 and RMB23.3 million in the prior quarter. The year-over-year decreases were in part due to improvement in asset quality of loans under capital-light model. The sequential increase was primarily due to growth in loan facilitation volume under capital-light model.

Provision for contingent liability was RMB758.7 million (US$115.8 million), compared to RMB1,702.8 million in the same period of 2020 and RMB882.3 million in the prior quarter. The yea-over-year decline was mainly due to continued improvement in asset quality. The sequential decline was mainly due to decrease in facilitation volume under capital-heavy model.

Income from operations was RMB1,557.8 million (US$237.8 million), compared to RMB184.2 million in the same period of 2020 and RMB1,241.3 million in the prior quarter.

Non-GAAP income from operations was RMB1,617.3 million (US$246.9 million), compared to RMB255.5 million in the same period of 2020 and RMB1,349.1 million in the prior quarter.

Operating margin was 43.3%. Non-GAAP operating margin was 44.9%.

Income before income tax expense was RMB1,605.3 million (US$245.0 million), compared to RMB228.1 million in the same period of 2020 and RMB1,351.9 million in the prior quarter.

Net income attributed to the Company was RMB1,347.4 million (US$205.7 million), compared to RMB183.4 million in the same period of 2020 and RMB1,204.8 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB1,407.0 million (US$214.7 million), compared to RMB254.8 million in the same period of 2020 and RMB1,312.5 million in the prior quarter.

Net income margin was 37.4%. Non-GAAP net income margin was 39.1%.

Net income per fully diluted ADS was RMB8.44 (US$1.28).

Non-GAAP net income per fully diluted ADS was RMB8.81 (US$1.34).

Weighted average basic ADS used in calculating GAAP and non-GAAP net income per ADS was 152.44 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 159.71 million.

13 “Financing income” is generated from loans facilitated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

4/12

M1+ Delinquency Rate by Vintage and M6+ Delinquency Rate by Vintage

The following charts and tables display the historical cumulative M1+ delinquency rates by loan facilitation and origination vintage and M6+ delinquency rates by loan facilitation and origination vintage for all loans facilitated and originated through the company’s platform, loans that are charged-off and loans under “ICE” and other technology solutions are not included in the charts:

http://ml.globenewswire.com/Resource/Download/0bf3da5b-0e03-4118-a917-1ff4c869f98a

http://ml.globenewswire.com/Resource/Download/e72fe0dd-4bb5-4c56-9831-7086ae446195

Business Outlook

While we intend to keep our tradition of prudent decision making and business planning, we are encouraged to see continued strong business momentum so far in 2021. As such we now expect total loan facilitation and origination volume for the second quarter of 2021 to be between RMB85 billion and RMB87 billion, representing sequential growth of 15% to 17%. Meanwhile, for the time being, we would like to maintain our 2021 full year loan facilitation and origination volume target unchanged at between RMB310 billion and RMB330 billion, representing year-on-year growth of 26% to 34%. This forecast reflects the Company’s current and preliminary views, which is subject to material change.

Conference Call

360 DigiTech’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Thursday, May 27, 2021 (8:30 AM Beijing Time on May 28).

United States:	+1-646-722-4977
Hong Kong:	+852-3027-6500
Mainland China:	400-821-0637
International:	+65-6408-5782
PIN:	18454785#

Please dial in 15 minutes before the call is scheduled to begin and provide the PIN to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until June 2, 2021:

United States:	+1-646-982-0473
International:	+65-6408-5781
Access code:	319340700#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company's website at http://ir.360jinrong.net/investor-relations.

About 360 DigiTech

360 DigiTech, Inc. (NASDAQ: QFIN) (“360 DigiTech” or the “Company”) is a data driven, technology empowered digital platform. Through its platform the Company enables financial institutions to provide better and targeted products and services to a broader consumer base. The Company also offers standardized risk management service, in the form of SaaS modules to institutional clients. When coupled with its partnership with 360 Group, the Company’s solutions created noticeable advantages in customer acquisition, funding optimization, risk assessment and post-lending management.

For more information, please visit: ir.360shuke.com

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

5/12

We use non-GAAP income from operation, non-GAAP operation margin, non-GAAP net income, non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses, non-GAAP net income represents net income excluding share-based compensation expenses, non-GAAP net income attributed to the Company represents net income attributed to the Company excluding share-based compensation expenses and non-GAAP net income per fully diluted ADS represents net income per fully diluted ADS excluding share-based compensation. Such adjustments have no impact on income tax. We believe that non-GAAP income from operation and non-GAAP net income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that non-GAAP income from operation and non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5518 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2021.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. 360 DigiTech may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws and regulations governing the online consumer finance industry and online microcredit companies, the recognition of the Company’s brand, market acceptance of the Company’s products, trends and developments in the consumer finance industry, governmental policies relating to the consumer finance industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in 360 DigiTech's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 DigiTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 DigiTech

E-mail: ir@360shuke.com

6/12

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

7/12

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	March 31,	March 31,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	4,418,416	5,974,026	911,814
Restricted cash	2,355,850	2,281,046	348,156
Security deposit prepaid to third-party guarantee companies	915,144	980,182	149,605
Funds receivable from third party payment service providers	131,464	89,345	13,637
Accounts receivable and contract assets, net	2,394,528	2,343,299	357,657
Financial assets receivable, net	3,565,482	3,802,989	580,449
Amounts due from related parties	193,305	448,468	68,450
Loans receivable, net	7,500,629	7,307,272	1,115,308
Prepaid expenses and other assets	401,224	410,349	62,630
Total current assets	21,876,042	23,636,976	3,607,706
Non-current assets:
Accounts receivable and contract assets, net-non current	307,937	278,744	42,545
Financial assets receivable, net-non current	645,326	595,895	90,951
Amounts due from related parties	-	404,593	61,753
Loans receivable, net-non current	87,685.00	168,786	25,762
Property and equipment, net	19,360	19,564	2,986
Intangible assets	3,403	3,761	574
Deferred tax assets	1,398,562	1,487,501	227,037
Other non-current assets	48,990	39,219	5,986
Total non-current assets	2,511,263	2,998,063	457,594
TOTAL ASSETS	24,387,305	26,635,039	4,065,300

LIABILITIES AND EQUITY LIABILITIES
Current liabilities:
Payable to investors of the consolidated trusts-current	3,117,634	2,603,897	397,432
Accrued expenses and other current liabilities	809,761	1,084,153	165,474
Amounts due to related parties	71,562	98,850	15,087
Short term loans	186,800	231,898	35,395
Guarantee liabilities-stand ready	4,173,497	4,318,247	659,093
Guarantee liabilities-contingent	3,543,454	3,583,032	546,877
Income tax payable	1,227,314	1,232,439	188,107
Other tax payable	254,486	308,880	47,144
Total current liabilities	13,384,508	13,461,396	2,054,609
Non-current liabilities:
Deferred tax liabilities	37,843	152,290	23,244
Payable to investors of the consolidated trusts-noncurrent	1,468,890	2,118,969	323,418
Other long-term liabilities	14,974	8,280	1,264
Total non-current liabilities	1,521,707	2,279,539	347,926
TOTAL LIABILITIES	14,906,215	15,740,935	2,402,535
Ordinary shares	21	21	3
Additional paid-in capital	5,417,406	5,476,951	835,946
Retained earnings	4,137,542	5,484,983	837,172
Other comprehensive income (loss)	(74,391)	(68,170)	(10,405)
TOTAL 360 DIGITECH INC EQUITY	9,480,578	10,893,785	1,662,716
Noncontroling interests	512	319	49
TOTAL EQUITY	9,481,090	10,894,104	1,662,765
TOTAL LIABILITIES AND EQUITY	24,387,305	26,635,039	4,065,300

8/12

Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2020	2021	2021
	RMB	RMB	USD
Credit driven services	2,810,050	2,451,343	374,148
Loan facilitation and servicing fees-capital heavy	1,167,119	724,311	110,551
Financing income	609,396	409,440	62,493
Revenue from releasing of guarantee liabilities	1,006,176	1,295,427	197,721
Other services fees	27,359	22,165	3,383
Platform services	372,845	1,147,866	175,199
Loan facilitation and servicing fees-capital light	303,622	993,889	151,697
Referral services fees	54,566	126,330	19,282
Other services fees	14,657	27,647	4,220
Total net revenue	3,182,895	3,599,209	549,347
Facilitation, origination and servicing	347,653	477,756	72,920
Funding costs	158,614	79,078	12,070
Sales and marketing	223,008	385,009	58,764
General and administrative	108,731	104,496	15,949
Provision for loans receivable	307,259	134,908	20,591
Provision for financial assets receivable	93,724	45,060	6,877
Provision for accounts receivable and contract assets	56,976	56,433	8,613
Provision for contingent liabilities	1,702,757	758,676	115,797
Total operating costs and expenses	2,998,722	2,041,416	311,581
Income from operations	184,173	1,557,793	237,766
Interest (expense) income, net	9,750	36,384	5,553
Foreign exchange gain (loss)	(28,572)	(7,992)	(1,220)
Other income, net	62,721	19,114	2,917
Income before income tax expense	228,072	1,605,299	245,016
Income taxes benefit (expense)	(44,917)	(258,051)	(39,386)
Net income	183,155	1,347,248	205,630
Net loss attributable to noncontrolling interests	253	193	29
Net income attributable to ordinary shareholders of the Company	183,408	1,347,441	205,659
Net income per ordinary share attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	0.62	4.42	0.67
Diluted	0.61	4.22	0.64

Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	1.24	8.84	1.34
Diluted	1.22	8.44	1.28

Weighted average shares used in calculating net income per ordinary share
Basic	293,592,210	304,883,875	304,883,875
Diluted	301,626,149	319,419,632	319,419,632

9/12

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2020	2021	2021
	RMB	RMB	USD
Net cash provided by operating activities	1,372,513	1,753,048	267,567
Net cash provided (used in) by investing activities	298,375	(455,334)	(69,498)
Net cash provided by financing activities	386,470	184,528	28,164
Effect of foreign exchange rate changes	2,388	(1,436)	(218)
Net increase in cash and cash equivalents	2,059,746	1,480,806	226,015
Cash, cash equivalents, and restricted cash, beginning of year	3,835,850	6,774,266	1,033,955
Cash, cash equivalents, and restricted cash, end of year	5,895,596	8,255,072	1,259,970

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Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2020	2021	2021
	RMB	RMB	USD
Net income	183,155	1,347,248	205,630
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	30,960	6,221	950
Other comprehensive income	30,960	6,221	950
Total comprehensive income	214,115	1,353,469	206,580
Net loss attributable to noncontrolling interests	253	193	29

Comprehensive income attributable to ordinary shareholders	214,368	1,353,662	206,609

11/12

Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2020	2021	2021
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	183,155	1,347,248	205,630
Add: Share-based compensation expenses	71,374	59,546	9,088
Non-GAAP net income	254,529	1,406,794	214,718
Non-GAAP net income margin	8.0%	39.1%
GAAP net income margin	5.8%	37.4%

Net income attributable to shareholders of 360 DigiTech, Inc	183,408	1,347,441	205,659
Add: Share-based compensation expenses	71,374	59,546	9,088
Non-GAAP net income attributable to shareholders of 360 DigiTech, Inc	254,782	1,406,987	214,747
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS	150,813,075	159,709,816	159,709,816
Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	1.22	8.44	1.28
Non-GAAP net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	1.69	8.81	1.34

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	184,173	1,557,793	237,766
Add: Share-based compensation expenses	71,374	59,546	9,088
Non-GAAP Income from operations	255,547	1,617,339	246,854
Non-GAAP operating margin	8.0%	44.9%
GAAP operating margin	5.8%	43.3%

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